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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________
                                             :
         In the Matter of                    :         CERTIFICATE
                                             :             of
CONSOLIDATED NATURAL GAS COMPANY             :         NOTIFICATION
Pittsburgh, Pennsylvania                     :
                                             :             NO. 6
File No. 70-8371                             :         ____________
                                             :
(Public Utility Holding Company Act of 1935) :         TRANSACTIONS
____________________________________________ :         DURING PERIOD

                                                       July 1, 1995
                                                           through
                                                     September 30, 1995


TO THE SECURITIES AND EXCHANGE COMMISSION:

	By Order dated April 18, 1994 (HCAR No. 26030) in the above captioned proceedings, the Securities and Exchange Commission ("Commission") permitted the Declaration of Consolidated Natural Gas Company ("Consolidated") to become effective, thereby authorizing Consolidated to adopt a Non-Employee Director's Restricted Stock Plan, in order to provide such directors an incentive to continue to serve CNG.
	The aggregate number of shares which may be granted as Restricted Stock under the Plan is 15,000 shares of CNG Common Stock, $2.75 par value per share, subject to adjustment in order to prevent dilution or enlargement of the participants' rights under the Plan in the event of a stock split, reverse stock split, reorganization or similar event. Such shares may be authorized but unissued shares or treasury shares of CNG. Any Restricted Stock granted under the Plan which is forfeited pursuant to the terms of the Plan is not available for further grants under the Plan.


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	This Certificate is filed pursuant to Rule 24 as a notification that during the period no shares were granted as restricted stock.  Thus as of the date hereof, 13,400 shares allocated to the Plan under this proceeding remain unissued.
	The "past-tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all of the transactions authorized pursuant to said Orders have been consummated.


			CONSOLIDATED NATURAL GAS COMPANY



			By  J. M. Hostetler
			    Its Attorney


Dated this 31st day
of October, 1995